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                                                           FOR IMMEDIATE RELEASE


CORPORATE RELEASE

             STATS ACQUIRES MAJORITY INTEREST IN TAIWAN TEST HOUSE

   TAKES 51% STAKE IN WINSTEK TO CAPTURE GROWING OUTSOURCING OPPORTUNITIES IN
                          TAIWAN SEMICONDUCTOR MARKET


SINGAPORE AND MILPITAS, CALIFORNIA, JULY 31, 2001 -- ST Assembly Test Services Ltd ("STATS" -- NNM: STTS and SGX: ST Assembly), a leading independent semiconductor test and advanced packaging service provider, today announced that it has signed an agreement to acquire a 51% interest in Winstek Semiconductor Corporation, Taiwan ("Winstek"), a specialist test house located in Hsin-Chu Hsien, Taiwan.

Under the agreement, STATS will subscribe to new shares to be issued by Winstek for an expected consideration of approximately US$28 million in cash.

Winstek, a private company, was incorporated in April 2000 and has capabilities to test optical, mixed-signal, digital and radio frequency (RF) devices. It is also capable of providing integrated range of services including wafer probe, final test, turnkey and drop shipment services. Winstek has a 220,000 sq. ft 4-storey plant at Chiung Lin, Hsin-Chu Hsien, Taiwan and a technical support office in San Jose, California. The company is led by Richard Weng who has 17 years of experience in semiconductor testing, including senior positions at World Wide Test Technology Inc. and Advanced Semiconductor Engineering Inc.

"Our investment in Winstek is a first strategic step to grow our business in Taiwan. It is a tangible demonstration of STATS' commitment to invest for the future. Winstek will provide STATS with the platform to significantly increase our presence in Taiwan. Taiwan is a strategic market with vast opportunities. It is the home of the two largest foundries in the world and has a fast growing base of fabless IC companies. With Winstek, we can serve our existing customers better and also seek new businesses from among companies that take wafers from fabs in Taiwan" said Tan Bock Seng, STATS Chairman and Chief Executive Officer.

Added Tan Bock Seng, "Winstek's business focus in digital and mixed signal testing supporting the consumer, communications and computer markets, is aligned with STATS' focus on high end digital and mixed signal testing. Most importantly, we are particularly impressed with the quality of Winstek's management led by Richard Weng who has a demonstrated record in building and growing test businesses in Taiwan. Richard will remain as the Chairman and President of Winstek."


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Said Richard Weng, Chairman and President of Winstek, "Winstek is very excited to have STATS as our partner and majority owner. STATS has a leading position in the outsourced test and assembly semiconductor industry with a particularly strong reputation in mixed signal testing. With STATS' technological expertise and financial strength behind us, we are confident we can grow to become one of the leading test houses in Taiwan."

The parties expect to complete the transaction in late August 2001 which is conditional upon the approval from Taiwanese regulatory authorities and other customary conditions precedent to closing.

This transaction is not expected to have any material impact on the earnings per share and the net tangible assets per share of STATS for the current financial year.

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ABOUT ST ASSEMBLY TEST SERVICES LTD. (STATS)

ST Assembly Test Services ("STATS" -- NNM: STTS and SGX: ST Assembly), is a leading semiconductor test and assembly service provider to fabless companies, integrated device manufacturers and wafer foundries. With its principal operations in Singapore and global operations in the United States, United Kingdom, Japan and Taiwan, STATS offers full back-end turnkey solutions to customers worldwide. STATS' expertise is in testing mixed-signal semiconductors, which are extensively used in fast growing communications applications such as data networking, broadband and mobile communications. STATS also offers advanced assembly services and has developed a wide array of traditional and advanced leadframe and laminate based products, including various ball grid array packages to serve some of the world's technological leaders. STATS was listed on the Nasdaq National Market and The Singapore Exchange in January 2000 and is in the Morgan Stanley Capital International (MSCI) Provisional Singapore Index. Further information is available at www.stts.com.

Certain of the statements in this press release are forward-looking statements including statements with respect to industry growth, that involve a number of risks and uncertainties which could cause actual results to differ materially. Factors that could cause actual results to differ include: general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or cancellation of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures; continued success in technological innovation; delays in acquiring or installing new equipment; litigation and other risks described from time-to-time in the Company's SEC filings, including its annual report on Form 20-F dated March 30, 2001. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.


MEDIA CONTACTS:

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
Lim Beng See -- Singapore                          Lisa Lavin -- United States
Director, Corporate Communications                 Marcom Manager
Tel: (65) 751 1111, Fax: (65) 755 5431             Tel: (208) 672 6112, Fax: (208) 672 6132
Mobile: (65) 9617 1996                             email: lavinl@statsus.com
email: limbs@stats.st.com.sg
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INVESTOR RELATIONS CONTACTS:

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
Drew Davies -- United States                       Elaine Ang -- Singapore
Director, Investor Relations                       Manager, Investor Relations
Tel: (408) 941 3021, Fax: (408) 941 3014           Tel: (65) 751 1738, Fax: (65) 755 1585
email: daviesd@statsus.com                         Mobile: (65) 98231683
                                                   email: angelaine@stats.st.com.sg
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